UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2020

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Betterware de Mexico S.A.P.I. de C.V.

Announces Approval of Dividend Distribution

Guadalajara, Mexico

May 15, 2020

Betterware de Mexico S.A.P.I. de C.V. (Nasdaq: BWMX) (“Betterware”) announces that its Board of Directors and Shareholders have separately approved a dividend distribution of MX$100,000,000.00 for the first quarter of the year 2020. The distribution is expected to take place no later than June 5, 2020.

Investor Relations Contacts

Investor Relations

ir@better.com.mx

+52 (33) 3836 0500

About Betterware

Founded in 1995, Betterware is a direct-to-consumer company in Mexico. Betterware is focused on the home solutions and organization segment, with a wide product portfolio for daily solutions including organization, kitchen and food preservation containers, smart furniture, among others. Betterware has a distribution network of over 500,000 active distributors and associates, who serve approximately 3,000,000 households in more than 800 communities throughout Mexico. Its main distribution center is located in Guadalajara, Mexico.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

	By:	/s/ Luis Campos
Name: Luis Campos
Title: Board Chairman

Date: May 15, 2020

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